Preview: What the New York State BioDefense Fund + Your Next Investment Both Have In Common



MORE PROGRESS
NYS BIODEFENSE COMMERCIALIZATION FUND ADVANCES SEN-JAM'S COVID-19 THERAPY TO FINALS
NEW YORK STATE OF OPPORTUNITY
Empire State Development
This was one of the first things Governor Kathy Hochul did when she got into office...
SEN-JAM
PHARMACEUTICAL

This week, Sen-Jam Pharmaceutical was notified that their COVID-19 Treatment made it to the final round of a first-of-its-kind New York State BioDefense Commercialization Fund. See the email announcement here.

What does this mean? It means that if you were part of the early-bird investors for our WeFunder* 20% valuation discount, you have a lot to feel smart about. And for those that are sitting on the fence? Here's amazing news for you: you still have time. While we are over 50% filled on our early bird WeFunder special, there's still room. Just click here.

Thank you so much for your continued interest and support. It is enormously gratifying to see the response to this incredible opportunity to finally bring the world some much-needed therapeutic relief from this pandemic. Keep wishing us the best as we do to each of you.

Stay inspired and safe,
Jim

*Disclaimer: we are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through the WeFunder platform. Any indication of interest involves no obligation or commitment of any kind.

